UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________

FORM 8-K

___________________

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 13, 2024

Andretti Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41218	98-1578373
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

7615 Zionsville Road Indianapolis, Indiana 46268
(Address of principal executive offices, including zip code)

(317) 872-2700

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-half of one redeemable public warrant	WNNR.U	New York Stock Exchange
Class A ordinary shares, $0.0001 par value	WNNR	New York Stock Exchange
Public warrants, each whole warrant exercisable for one Class A ordinary share, each at an exercise price of $11.50 per share	WNNR WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07.	Submission of Matters to a Vote of Security Holders.

On February 13, 2024, Andretti Acquisition Corp. (“Andretti”) held its extraordinary general meeting of shareholders (the “Special Meeting”) in connection with Andretti’s previously announced business combination (the “Merger”) with Zapata Computing, Inc. (“Zapata”) pursuant to the Business Combination Agreement, dated as of September 6, 2023 (the “Business Combination Agreement”), by and among Andretti, Zapata and Tigre Merger Sub, Inc. A total of 5,188,618 Class A ordinary shares and 5,750,000 Class B ordinary shares, representing approximately 80.17% of the outstanding ordinary shares entitled to vote, were present, virtually or by proxy, at the Special Meeting, constituting a quorum.

Upon the closing of the Merger, which Andretti and Zapata expect to occur promptly after satisfaction or waiver of all remaining closing conditions, Andretti will be renamed Zapata Computing Holdings Inc. (which we refer to in this report as “Surviving Company”). Capitalized terms used but not defined in this Current Report on Form 8-K shall have the meanings ascribed to such terms in Andretti’s proxy statement/prospectus filed with the Securities and Exchange Commission (the “SEC”) on January 29, 2024.

The voting results for the proposals voted on at the Special Meeting are set forth below.

Proposal No. 1 - The Domestication Proposal - to approve, by special resolution under Cayman Island law, the change of Andretti’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware (the “Domestication”):

For	Against	Abstain
5,750,000	0	0

Proposal No. 2 - The Charter Proposal - to approve, by special resolution under Cayman Island law, the amendment and restatement of the Existing Governing Documents by their deletion and substitution in their entirety with the Surviving Company’s proposed certificate of incorporation (the “Proposed Certificate of Incorporation”) following the Domestication and the Merger:

For	Against	Abstain
5,750,000	0	0

Proposal Nos. 2A through 2E - The Unbundling Precatory Proposals - to approve, on a non-binding advisory basis, certain governance provisions in the Proposed Certificate of Incorporation:

	For	Against	Abstain
Proposal 2A – Increase of Authorized Shares	9,679,140	1,259,382	96
Proposal 2B – Amendments to Governing Documents	9,679,034	1,259,462	122
Proposal 2C – Director Election, Vacancies and Removal	9,679,419	1,259,103	96
Proposal 2D – Forum Selection	9,681,449	1,259,073	96
Proposal 2E – Removal of Blank Check Company Provisions	10,080,912	857,356	350

Proposal No. 3 - The Merger Proposal - to approve, by ordinary resolution under Cayman Island law, the Business Combination Agreement and the transactions contemplated thereby:

For	Against	Abstain
10,081,371	856,997	250

Proposal No. 4 - The NYSE Issuance Proposal - to approve, by ordinary resolution under Cayman Island law, for purposes of complying with the applicable listing rules of the New York Stock Exchange, the issuance of New Company Common Stock pursuant to the Business Combination Agreement and the Exchange Agreements:

For	Against	Abstain
10,081,507	857,085	26

Proposal No. 5 - The Equity Incentive Plan Proposal - to approve, by ordinary resolution under Cayman Island law, the proposed Zapata Computing Holdings Inc. 2024 Equity and Incentive Plan:

For	Against	Abstain
9,318,559	1,619,963	96

Proposal No. 6 - The Employee Stock Purchase Plan Proposal - to approve, by ordinary resolution under Cayman Island law, the proposed Zapata Computing Holdings Inc. 2024 Employee Stock Purchase Plan:

For	Against	Abstain
9,679,414	1,259,108	96

Proposal No. 7 - The Director Election Proposal - to approve, by ordinary resolution under Cayman Island law, the election of the following persons to serve as directors of the Surviving Company until their respective successors are duly elected and qualified: Christopher Savoie, William M. Brown, Clark Golestani, Dana Jones, Jeffrey Huber, William Klitgaard and Raj Ratnakar:

For	Against	Abstain
5,750,000	0	0

Proposal No. 8 - The Equity Line of Credit Issuance Proposal - to approve, by ordinary resolution under Cayman Island law, the issuance of New Company Common Stock pursuant to the Lincoln Park Purchase Agreement:

For	Against	Abstain
10,080,712	857,285	621

In connection with the Special Meeting, Andretti also solicited proxies with respect to the adjournment of the Special Meeting to a later date, if necessary, to permit further solicitation and votes of proxies. As there were sufficient votes at the time of the Special Meeting to approve proposals 1 through 8, the adjournment of the Special Meeting to solicit additional proxies for such purpose was unnecessary and such proposal was not submitted to Andretti’s shareholders for approval at the Special Meeting.

In connection with the Special Meeting, shareholders holding an aggregate of 7,669,363 of Andretti’s Class A ordinary shares have exercised their right to redeem their shares.

FORWARD LOOKING STATEMENTS

Certain statements included in this communication, and certain oral statements made from time to time by representatives of Andretti or Zapata, that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “continue,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem” “seek” “future” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

These statements are based on various assumptions, whether or not identified in this Current Report, and on the current expectations of the management of Zapata and Andretti, as the case may be, and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are beyond the control of Zapata and Andretti. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions, the inability of Zapata or Andretti to successfully or timely consummate the proposed business combination of Zapata and a wholly owned subsidiary of Andretti (the “Business Combination”), the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; the outcome of any legal proceedings that may be instituted against Andretti, Zapata, the Surviving Company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of Andretti, the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of Zapata as a result of the announcement and consummation of the Business Combination, failure to realize the anticipated benefits of the Business Combination, risks related to the performance of Zapata’s business and the timing of expected business or revenue milestones, and the effects of competition on Zapata’s business. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, forward-looking statements reflect Zapata’s expectations, plans or forecasts of future events and views as of the date of this Current Report. Zapata anticipates that subsequent events and developments will cause Zapata’s assessments to change. Neither Andretti nor Zapata undertakes or accepts any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based. These forward-looking statements should not be relied upon as representing Andretti’s or Zapata’s assessments of any date subsequent to the date of this Current Report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the contemplated transaction, Andretti filed a Registration Statement, which includes a proxy statement/prospectus, with the SEC. Additionally, Andretti will file other relevant materials with the SEC in connection with the transaction. A definitive proxy statement/final prospectus was also sent to the shareholders of Andretti, seeking any required shareholder approval. This Current Report is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus, or any other document that Andretti will send to its shareholders. Before making any voting or investment decision, investors and security holders of Andretti are urged to carefully read the entire Registration Statement and proxy statement/prospectus and any other relevant documents filed with the SEC as well as any amendments or supplements to these documents, because they contain important information about the transaction. Shareholders also can obtain copies of such documents, without charge, at the SEC’s website at www.sec.gov. In addition, the documents filed by Andretti may be obtained free of charge from Andretti at andrettiacquisition.com. Alternatively, these documents can be obtained free of charge from Andretti upon written request to Andretti Acquisition Corp., 7615 Zionsville Road, Indianapolis, Indiana 46268, or by calling (317) 872-2700. The information contained on, or that may be accessed through, the websites referenced in this Current Report is not incorporated by reference into, and is not a part of, this communication.

PARTICIPANTS IN THE SOLICITATION

Andretti, Andretti’s sponsors, Zapata and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Andretti, in connection with the Business Combination. Information regarding Andretti’s directors and executive officers is contained in Andretti’s Annual Report on Form 10-K for the year ended December 31, 2022, which is filed with the SEC. Additional information regarding the interests of those participants, the directors and executive officers of Zapata and other persons who may be deemed participants in the transaction may be obtained by reading the Registration Statement and the proxy statement/prospectus and other relevant documents filed with the SEC. Free copies of these documents may be obtained as described above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ANDRETTI ACQUISITION CORP.

Date: February 13, 2024	By:	/s/ William M. Brown
		Name:	William M. Brown
		Title:	President and Chief Financial Officer